EXHIBIT E

FORM OF LETTER OF ACCEPTANCE IN Connection with the Fund's

Acceptance of Tenders of SHARES

__________________, 2022

Dear Shareholder:

ABS Long/Short Strategies Fund (the “Fund”) has received and accepted for purchase your tender of all or a portion of your shares of beneficial interest of the Fund (“Shares”) pursuant to its Offer to Purchase dated April 18, 2022 (the “Offer”).

Because you have tendered and the Fund has purchased all or a portion of your investment, you have been issued a non-interest bearing, non-transferable note (the “Note”). In accordance with the terms of the Offer, the Note entitles you to receive a cash payment from the Fund in an amount equal to the net asset value, calculated prior to shares tendered pursuant to this tender offer, of the Shares tendered to and purchased by the Fund as of June 30, 2022 (the “Valuation Date”). This cash payment will be wire transferred to the account designated by you in your Letter of Transmittal dated [____________]. The payment will consist of an initial payment equal to at least 95% of the estimated value of the repurchased shares, determined as of the Valuation Date, which will be made within the later of: (1) forty-five (45) calendar days after the Valuation Date or (2) ten (10) business days after receipt of at least ninety-five percent (95%) of the aggregate amount requested to be withdrawn by the Fund from its investments in private investment vehicles in order to fund the repurchase. In the case of a full repurchase of a shareholder’s Shares, a second and final payment will be made for the balance (which will not be credited for interest). That payment will be in an amount equal to the excess, if any, of (1) the value of the repurchased Shares, determined as of the Valuation Date, over (2) the initial payment. Generally, the final payment will be made within 60 days of the completion of the next annual audit of Shares by the Fund’s independent registered public accountant.

The Note is held by UMB Fund Services, Inc., the Fund’s administrator and transfer agent, on your behalf. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.

Should you have any questions, please feel free to contact the Fund at (877) 499-9990.

Sincerely,

ABS Long/Short Strategies Fund